NEWS RELEASE

February 21, 2007	Release 04-2007

For immediate release

Carmacks Copper Project:
Assay Results Complete from 2006 Drilling Program

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: “WRN”) (“Western”) announces further diamond drilling results from its Carmacks Copper Project in the Yukon, Canada.

The results are for two holes in the No.1 Zone and five holes in the newly discovered No. 13 zone. The No. 1 Zone holes are infill holes drilled down dip to better define the transition zone between copper oxides and sulphides. These holes confirmed a transition from oxide to sulfide mineralogy at a depth of 220 m as well as the continuity of sulphide mineralization to a total downhole depth of 547 m.

In addition to sulphide mineralization also identified in previous drill results, the No. 13 Zone results identified some shallow oxide mineralization. No. 13 Zone oxide material, with additional definition drilling, may prove feasible to mine in conjunction with the company’s planned copper oxide development of the No. 1 Zone.

No. 1 Zone

WC-025	135 ft E , 1100 ft N; Azimuth 66 degrees, Dip - 82 degrees, Total Depth 567.9 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
HW Oxide	55.0	73.0	18.0	59	0.37	0.32	0.11	0.003	2
Oxide Zone	73.0	220.0	147.0	482	1.11	0.93	0.27	0.008	29
Transition Zone	220.0	238.0	18.0	59	0.76	0.18	0.21	0.006	74
Sulphide Zone	238.0	469.0	231.0	758	0.58	0.02	0.18	0.005	89
and	515.0	547.0	32.0	105	0.33	0.01	0.07	0.002	117

WC-028	150 ft E , 900 ft N; Azimuth 66 degrees, Dip -83 degrees, Total Depth 288.3 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Oxide Zone	60.0	228.0	168.0	551	1.02	0.82	0.26	0.007	21
Sulphide Zone	228.0	282.0	54.0	177	0.55	0.07	0.16	0.005	94

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

No. 13 Zone

WC-024	1310 ft E , 4400 ft S; Azimuth 246 degrees, Dip - 85 degrees, Total Depth 307.9 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Sulphide Zone	256.0	295.0	39.0	128	0.43	0.02	0.08	0.002	84
includes	271.0	281.0	10.0	33	0.82	0.03	0.13	0.004	211

WC-026	1050 ft E , 4800 ft S; Azimuth 246 degrees, Dip - 70 degrees, Total Depth 164.6 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Oxide Zone	19.0	42.0	23.0	75	0.33	0.26	0.12	0.004	3

WC-027	1350 ft E , 4800 ft S; Azimuth 246 degrees, Dip -55 degrees, Total Depth 139.2 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Oxide Zone	57.0	70.0	13.0	43	0.69	0.52	0.13	0.004	31
Sulphide Zone	70.0	81.0	11.0	36	0.82	0.20	0.16	0.005	69
Mixed Zone	81.0	107.0	26.0	85	0.21	0.09	0.06	0.002	12

WC-029	1350 ft E , 4800 ft S; Azimuth 246 degrees, Dip -76 degrees, Total Depth 182.9 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Sulphide Zone	89.0	158.0	69.0	226	0.51	0.04	0.11	0.003	72
includes	96.0	104.0	8.0	26	0.84	0.13	0.16	0.005	69
and	128.0	148.0	20.0	66	0.85	0.03	0.17	0.005	132

WC-032	960 ft E , 3500 ft S; Azimuth 246 degrees, Dip -55 degrees, Total Depth 147.8 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Oxide Zone	13.7	19.0	5.3	17	0.61	0.53	0.11	0.003	13
and	31.0	35.0	4.0	13	0.29	0.23	0.09	0.003	3

[1] gpt = grams per metric tonne	[2] opt = troy ounces per short ton	[3] Oxide Cu = non-sulphide Cu analysis
FW = footwall	HW = hanging wall

A 10,000 metre diamond drilling program is scheduled to commence in the spring of 2007 and will further test the No. 13 Zone, the No. 12 Zone to the south of the 13 Zone and the 2000 Zone to the north of the 13 Zone.

Mr. Dale Corman CEO and Co-Chairman of Western, comments. “We are very pleased with the progress that is being made at our Carmacks project. The project feasibility study is scheduled for completion at the end of March and permitting of the project is moving forward on an orderly schedule”.

Jim Marlow, P.Eng., is the qualified person responsible for the planning and execution of the Carmacks property exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepped and analyzed by ALS Chemex. Prepped samples are initially run using an aqua regia digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper is run using a 4 acid digestion – AAS method to a 0.01% detection limit. Non-sulfide copper assays are run using weak-acid digestion – AAS method to a 0.001% detection limit. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. A series of property specific duplicates are routinely submitted, and check assaying is implemented at regular intervals.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This news release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Investor Relations

Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM